# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RadCom Ltd, CIK 0001016838
CUSIP: M81865111
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Address of issuer's principal executive offices: 24 Raoul Wallenberg Street, Tel-Aviv, Israel (L3), 69719
Date of event which requires filing of this statement: 03/25/2026
Amends the filing with accession number 0001178913-26-000512
Filed by CIK 0001992355
Persons authorized to receive notices and communications: Value Base Ltd., c/o Tsahy Alon, General Counse, 23 Yehuda Halevi St., Tel-Aviv, Israel (L3), 6513601, 972-3-622-3381; Herzog Fox & Neeman, Attn: Ron Ben-Menachem, Adv., 6 Yitzhak Sadeh St., Tel-Aviv, Israel (L3), 6777506, 972-3-692-2020

## Reporting persons
- Value Base Ltd. (CIK 0001992355): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 865,009; sole dispositive power 0; shared dispositive power 865,009; aggregate amount beneficially owned 865,009 (5.27% of the class)
  Comment: Percentage reported in Item 13 above is based on 16,405,788 Ordinary Shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the Securities and Exchange Commission (the "SEC") on October 29, 2025).
- Value Base Hedge Fund Ltd., acting as the general partner of Harmony Base, Limited Partnership (CIK 0001864435): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 865,009; sole dispositive power 0; shared dispositive power 865,009; aggregate amount beneficially owned 865,009 (5.27% of the class)
  Comment: Percentage reported in Item 13 above is based on 16,405,788 Ordinary Shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the SEC on October 29, 2025).
- Ido Nouberger: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 865,009; sole dispositive power 0; shared dispositive power 865,009; aggregate amount beneficially owned 865,009 (5.27% of the class)
  Comment: Percentage reported in Item 13 above is based on 16,405,788 Ordinary Shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the SEC on October 29, 2025).
- Victor Shamrich: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 865,009; sole dispositive power 0; shared dispositive power 865,009; aggregate amount beneficially owned 865,009 (5.27% of the class)
  Comment: Percentage reported in Item 13 above is based on 16,405,788 Ordinary Shares outstanding as of October 20, 2025 (as reported in the Issuer's Proxy Statement filed on Form 6-K with the SEC on October 29, 2025).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, NIS 0.20 par value per share
Name of issuer: RadCom Ltd
Address of issuer's principal executive offices: 24 Raoul Wallenberg Street, Tel-Aviv, Israel (L3), 69719
Comment: This Amendment No. 1 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on February 17, 2026 (the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D and any amendments thereto relates to the Ordinary Shares, NIS 0.20 par value per share (the "Ordinary Shares"), of Radcom Ltd., a company incorporated in Israel ("Radcom", the "Company" or the "Issuer"). The address of the principal executive offices of Radcom is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

On March 25, 2026, Value Base, together with Michael and Klil Zisapel (the "Zisapels"), sent a letter to the Board of Directors of the Company (the "Demand Letter") requesting that the Company convene a special meeting of the Company's shareholders (the "Special Meeting") pursuant to the relevant provisions of the Israeli Companies Law, 5759-1999, and the Company's Amended and Restated Articles of Association (the "Articles").

Pursuant to the Demand Letter, the agenda for the Special Meeting would be to (i) amend the Articles to provide that the Board of Directors shall consist of not less than three nor more than seven directors (instead of nine), (ii) amend the Articles to provide that directors may be elected at any general meeting of shareholders (instead of only at the annual general meeting), (iii) amend the Articles to provide that the tenure of any directors appointed by the Board of Directors to fill vacancies prior to the Special Meeting shall terminate upon the conclusion of the Special Meeting, (iv) remove the following directors from the Company's Board of Directors, effective as of the conclusion of the Special Meeting: Rami Schwartz, Rachel (Hili) Bennun, Oren Most, Yaron Ravkeie and Andre Feutch, (v) nominate for election by shareholders of the following candidates for the Board of Directors: Liat Aaronson, Tomer Jacob and Guy Levit (the "Candidates") and (vi) approve compensation, exemption, indemnification and insurance for the Candidates at levels commensurate with those currently provided to existing directors.

A copy of the Demand Letter is filed herewith as Exhibit 3.

Except for the Demand Letter, there is no other agreement between the Reporting Persons and the Zisapels regarding any cooperation, joint ventures, commitment to vote together or any other agreement of any kind concerning the Company's Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended to add the following:

According to information provided by the Zisapels, as of the date on the cover of this Amendment, Michael Zisapel and Klil Zisapel have sole voting and dispositive power over 1,730,029 and 1,730,030 Ordinary Shares, respectively, that are mutually held by the Zisapels in security bank accounts. In addition, each of the Zisapels has shared voting and dispositive power over an aggregate of 542,147 Ordinary Shares owned by Lomsha Ltd and Michael & Klil Holdings (93) Ltd., entities in which each owns a 50% interest. Because the Zisapels may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, each of the Zisapels may be deemed the beneficial owners of 2,294,738 Ordinary Shares, representing approximately 14.0% of the number of Ordinary Shares outstanding.

If the Reporting Persons named in this Amendment and the Zisapels were deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, each of the Reporting Persons and the Zisapels may be deemed to share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 3,159,747 Ordinary Shares held in the aggregate by the Reporting Persons and the Zisapels, which would represent approximately 19.26% of the number of Ordinary Shares outstanding.

However, each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment nor any of its contents shall be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own, or that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose, and each Reporting Person and the Zisapels disclaims the existence of any such group.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: No transactions in the Ordinary Shares were effected by the Reporting Persons during the period beginning 60 days prior to the filing of this statement.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Ordinary Shares referred to in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and restated as follows:

The information set forth in Item 4 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and restated as follows

The following Exhibits are filed herewith:

Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on February 17, 2026)

Exhibit 2: Attorney's Certification certifying the signature authority of the persons signing on behalf of Value Base Hedge Fund Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13D filed by the Reporting Persons on February 17, 2026)

Exhibit 3: Letter dated March 25, 2026 to the Board of Directors of Radcom Ltd.

## Signatures
- Value Base Ltd.: /s/ Ido Nouberger, Ido Nouberger/CEO (03/25/2026)
- Value Base Ltd.: /s/ Victor Shamrich, Victor Shamrich/Chairman (03/25/2026)
- Value Base Hedge Fund Ltd., acting as the general partner of Harmony Base, Limited Partnership: /s/ Ido Nouberger*, Ido Nouberger/Director (03/25/2026)
- Value Base Hedge Fund Ltd., acting as the general partner of Harmony Base, Limited Partnership: /s/ Victor Shamrich*, Victor Shamrich/Director (03/25/2026)
- Ido Nouberger: /s/ Ido Nouberger, Ido Nouberger (03/25/2026)
- Victor Shamrich: /s/ Victor Shamrich, Victor Shamrich (03/25/2026)
Comment: * Evidence of signature authority on behalf of Value Base Hedge Fund Ltd. is attached as Exhibit 2 to the Schedule 13D.